05039686

SECUR SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 ISLAND DRIVE SOUTH
(No. and Street)

OCEAN RIDGE (City) FLORIDA (State) 33435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCHBINDER TUNICK & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

6116 EXECUTIVE BLVD., STE. 201, ROCKVILLE, MD 20852
(Address) (City) (State) (Zip Code)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 28 2005 WASH. D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD A. H. SIEDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JUHANI PIIRA
MY COMMISSION # DD 237866
EXPIRES: December 2, 2007
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK FINANCIAL SERVICES, INC.

Financial Statements
and
Supplemental Schedule

For the Years Ended December 31, 2004 and 2003

BUCHBINDER TUNICK & COMPANY LLP

BENCHMARK FINANCIAL SERVICES, INC.
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2004 and 2003

INDEX

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

6116 EXECUTIVE BOULEVARD ◦ SUITE 201 ◦ ROCKVILLE, MD 20852-4920
301-770-9110 ◦ FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying statements of financial condition of Benchmark Financial Services, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Financial Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 18, 2005

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash equivalents	$ 224,118	$ 340,095
Receivable from broker and clearing organizations, less allowance for doubtful account of $ - 0 - and $41,118 for 2004 and 2003, respectively	19,671	46,341
Due from shareholder	-	179,378
Prepaid expenses and other assets	425	-
Property and equipment, net	54,379	17,450
Total assets	$ 298,593	$ 583,264

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities:		
Accounts payable and accrued expenses	$ 17,252	$ 47,550
Payable to broker and clearing organizations	805	447
Total liabilities	18,057	47,997
Stockholder's equity:		
Common stock, $0.001 par value, 100 shares issued, authorized, and outstanding	-	-
Additional paid-in capital	133,400	133,400
Retained earnings	147,136	401,867
Total stockholder's equity	280,536	535,267
Total liabilities and stockholder's equity	$ 298,593	$ 583,264

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 105,037	$ 143,258
Consulting fees	59,214	225,666
Interest	2,222	17,834
	166,473	386,758
Expenses:		
Professional fees	25,850	19,410
Clearance fees	19,008	25,384
Insurance	16,316	15,679
Travel	14,730	11,355
Employee benefits	9,614	10,968
Officers' salary	9,360	149,360
Office	8,210	7,068
Telephone	8,069	9,452
Entertainment	8,063	11,726
Licenses	4,627	970
Other expenses	4,398	5,435
Depreciation	4,266	1,000
Automobile expenses	4,107	3,794
Retirement plan	2,340	37,340
Advertising	1,846	306
Postage	953	1,316
Utilities	838	480
Taxes - other	489	796
Payroll taxes	477	8,630
Gifts	-	1,611
	143,561	322,080
Net income	$ 22,912	$ 64,678

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2003	100	$ -	$ 133,400	$ 437,189	$ 570,589
Net income	-	-	-	64,678	64,678
Distributions to stockholder	-	-	-	(100,000)	(100,000)
Balance at December 31, 2003	100	-	133,400	401,867	535,267
Net income	-	-	-	22,912	22,912
Distributions to stockholder	-	-	-	(277,643)	(277,643)
Balance at December 31, 2004	100	$ -	$ 133,400	$ 147,136	$ 280,536

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 22,912	$ 64,678
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,266	1,000
Decrease in receivable from broker and clearing organizations	26,670	52,159
Decrease in due from stockholder	179,378	73,124
(Increase) decrease in prepaid expenses	(425)	953
(Decrease) in accounts payable	(30,298)	(1,824)
Increase in payable to broker and clearing organizations	358	331
Net cash provided by operating activities	202,861	190,421
Cash flows from investing activities:		
Purchase of property and equipment	(41,195)	-
Net cash (used in) investing activities	(41,195)	-
Cash flows from financing activities:		
Distributions to stockholder	(277,643)	(100,000)
Net cash (used in) financing activities	(277,643)	(100,000)
(Decrease) increase in cash equivalents	(115,977)	90,421
Cash equivalents at beginning of the year	340,095	249,674
Cash equivalents at end of the year	$ 224,118	$ 340,095
Supplemental cash flows disclosure:		
Taxes paid	$ -	$ -
Interest paid	$ 200	$ -

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Organization

Benchmark Financial Services, Inc. (Company) was organized under the laws of the State of Florida as of July 9, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions, and investment banking.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. The cost of maintenance and repairs are expensed as incurred, whereas significant betterments and renewals are capitalized. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

Advertising Costs

Advertising costs are charged to expense when incurred. Advertising expenses were $1,846 in 2004 and $306 in 2003.

Note 3 - Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk include cash. The Company had amounts on deposit with financial institutions of $121,629 in excess of the amounts insured for December 31, 2004.

Note 4 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004 and 2003 consist of the following:

	2004	2003
Receivable:		
Fees and commissions	$ 3,637	$ 87,459
Less allowance for doubtful accounts	-	(41,118)
	$ 3,637	$ 46,341
Payable:		
Fees and commissions	$ (805)	$ (447)

Note 5 - Property and Equipment

At December 31, 2004 and 2003 property and equipment consisted of the following:

	2004	2003
Automobile	$ 38,057	$ -
Equipment	5,000	5,000
Furniture and fixtures	3,138	-
Artwork	15,450	15,450
Total	61,645	20,450
Less: accumulated depreciation	(7,266)	(3,000)
Net property and equipment	$ 54,379	$ 17,450

Note 6 - Income Taxes

The Company has elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his share of the taxes on the net income of the Company. Accordingly, no provision has been made for federal income taxes.

Note 7 - Net Capital Requirement

Pursuant to the net capital provisions of the National Association of Securities Dealers, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital (as defined) of $201,628 and had a minimum net capital requirement of $50,000.

Note 8 - Pension Plan

The Company accrued $2,340 to a defined contribution pension plan for its sole employee in the year 2004.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD ◦ SUITE 201 ◦ ROCKVILLE, MD 20852-4920
301-770-9110 ◦ FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Benchmark Financial Services, Inc.

We have audited the financial statements of Benchmark Financial Services, Inc. as of December 31, 2004 and 2003 and for the years then ended, and have issued our report thereon dated February 18, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplemental schedule appearing on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP
BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 18, 2005

BENCHMARK FINANCIAL SERVICES, INC.
(Supplemental Schedule)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Net capital:	
Total stockholder's equity qualified for net capital	$ 280,536
Net capital before haircuts on securities position	280,536
Less: nonallowable assets from statement of financial condition	74,475
Less: haircuts on securities - marketable securities	4,433
Net capital	$ 201,628
Aggregate indebtedness:	
Included in statement of financial condition:	
Accrued expenses and payable to broker and clearing organizations	$ 18,057
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of $18,057)	$ 1,204
Net capital requirement	$ 50,000
Excess net capital	$ 151,628
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):	
Net capital, as reported in Company's Part IIA (unaudited) Focus report	$ 208,172
Audit adjustments for additional payables	(6,544)
Net capital per above	$ 201,628

See independent auditor's report on supplemental schedules.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD ◦ SUITE 201 ◦ ROCKVILLE, MD 20852-4920
301-770-9110 ◦ FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)

Board of Directors
Benchmark Financial Services, Inc.

In planning and performing our audits of the financial statements of Benchmark Financial Services, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Benchmark Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

At December 31, 2004 and 2003, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3, and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the years ended December 31, 2004 and 2003.

This report is intended solely for the use of the Board of Directors and management of Benchmark Financial Services, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 18, 2005